UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )

Integrated Security Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

45812J101

(CUSIP Number)

Ryan M. Newburn
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
(303)892 -9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45812J101	Schedule 13D	Page 2 of 5

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Stephen Adele Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,680,205
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,680,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,680,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.65%
14	TYPE OF REPORTING PERSON (See Instructions) OO

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Item 1. Security and Issuer.

This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, $0.01 par value per share (the “Common Stock”) of Integrated Security Systems Inc. (the “Issuer”), whose principal place of business is located at 2009 Chenault Drive, Suite 114, Carrollton, Texas 75006.

Item 2. Identity and Background.

The Reporting Person is Stephen Adele Enterprises, Inc. (“SAE”), a Colorado corporation, whose address is 15000 W. 6th Avenue, Golden, Colorado 80401. SAE’s sole stockholder is Mr. Stephen D. Adele and Mr. Adele may be deemed to have beneficial ownership of the shares of the Issuer held by SAE.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The common stock was received pursuant to the consummation of a merger (“Merger”) by the Issuer and iSatori Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Merger Sub”) with iSatori Technologies, Inc., a Colorado corporation (“iSatori”) on April 5, 2012. iSatori was merged with and into Merger Sub with iSatori surviving as the wholly-owned subsidiary of the Issuer. Upon completion of the Merger, the holders of iSatori common stock and holders of equity instruments convertible into iSatori common stock received an aggregate of approximately 8,410,973 shares of the Issuer’s Common Stock. The iSatori common stock was exchanged pursuant to an exchange ratio of 0.6680205 to 1. Upon consummation of the Merger, SAE received 6,680,205 shares of Common Stock of the Issuer in exchange for 10,000,000 shares of iSatori common stock. Mr. Adele may be deemed to have beneficial ownership of such shares as the sole stockholder of SAE.

Item 4. Purpose of Transaction.

The beneficial ownership that is the subject of this Schedule 13D was acquired pursuant to the Merger as described in Item 3 above.

Except as described in this Schedule, the Reporting Person currently has no plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

As of April 5, 2012, SAE owns 6,680,205 shares of Common Stock. Based on the foregoing, SAE may be deemed to have shared voting and dispositive power with its sole stockholder, Mr. Adele, over approximately 47.65% of the issued and outstanding Common Stock of the Issuer.

Except as described above, the Reporting Person has not effected any additional transactions with respect to the Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Upon consummation of the Merger, Mr. Adele became Director, Chief Executive Officer and President of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 45812J101	Schedule 13D	Page5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2012

STEPHEN ADELE ENTERPRISES, INC.

By:	/s/ Stephen D. Adele
Stephen D. Adele
Sole Stockholder